Exhibit (a)(1)(N)
Sent:

From:

To:

Subject: Stock Option Exchange Program Website — Password Reset

Your temporary password for the Sprint Stock Option Exchange Program website has been reset:

New Temporary Password:

Please log in using your new password at https://sprint.equitybenefits.com/. You will be prompted to create a new Password after successful log in.

If you did not make this request, please contact us immediately at sprint@sos-team.com.